Exhibit 99.1

For additional information please contact:
Investor Relations
Adrián de los Santos
adelossantos@axtel.com.mx

Stock- Split Report to Shareholders

1.
On July 31, 2007, a notice calling for an extraordinary sharholders' meeting of Axtel S.A.B. de C.V. (the "Corporation") to be held on August 31, 2007 at 12:00 Noon, was published in the “El Norte” newspaper.

2.	In accordance with the first item of the agenda of the extraordinary shareholders' meeting, a report addressing the capital stock structure of the Corporation will be presented to the shareholders.

3.
Once the capital stock structure of the Corporation is approved, the meeting will address the second item of the agenda, relating to (i) the discussion and approval of a proposal to carry out a split of the outstanding shares through the issuance and delivery to the shareholders of three (3) shares of the same class and series of each share held by them and (ii) the amendment of clause six of the bylaws of the Corporation.

4.	In the event the stock split is approved the number of outstanding shares of the Corporation would increase.

5.
As a result of the stock split and increase of shares outstanding, the ordinary participation certificates (certificados de participación ordinarios) would be divided, thereby increasing the number of outstanding ordinary participation certificates. Such division may result in a market price decrease of such certificates (due to the existence of a greater number of securities offered), causing such securities to be available for investors and have more liquidy in the market.

6.
The approval of the stock split and resulting increase of outstanding shares and ordinary participation certificates of the Corporation will require an update of the number of shares and ordinary participation certificates of the Corporation that as of this date are registered with the Mexican National Securities Registry (Registro Nacional de Valores).